EXHIBIT (f)

Description of Queensland and

Queensland Treasury Corporation.

FORWARD-LOOKING INFORMATION

This exhibit contains forward-looking statements. Statements that are not historical facts, including statements about the Queensland Treasury Corporation’s (the “Corporation” or “QTC”) and the State of Queensland’s (the “State” or “Queensland”) beliefs and expectations, are forward-looking statements. These statements are based on current plans, budgets, estimates and projections and therefore you should not place undue reliance on them. The words “believe”, “may”, “will”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast” and similar words are intended to identify forward-looking statements. Forward-looking statements speak only as of the date they are made, and neither the Corporation nor the State undertake any obligation to update publicly any of them in light of new information or future events.

Forward-looking statements are based on current plans, estimates and projections and, therefore, undue reliance should not be placed on them. Although the Corporation and the State believe that the beliefs and expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such beliefs and expectations will prove to have been correct. Forward-looking statements involve inherent risks and uncertainties. We caution you that actual results may differ materially from those contained in any forward-looking statements.

A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. Factors that could cause the actual outcomes to differ materially from those expressed or implied in forward-looking statements include, without limitation:

•	the international and Australian economies, and in particular the rates of growth (or contraction) of the State’s major trading partners;

•	the effects, both internationally and in Australia, of any subsequent economic downturn, the effect of ongoing economic, banking and sovereign debt risk, as well as any stalling of the protracted United States recovery;

•	increases or decreases in international and Australian domestic interest rates;

•	changes in the State’s domestic consumption;

•	changes in the State’s labor force participation and productivity;

•	downgrades in the credit ratings of the State or Australia;

•	changes in the rate of inflation in the State;

•	changes in environmental and other regulation; and

•	changes in the distribution of revenue from the Commonwealth of Australia Government to the State.

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QUEENSLAND TREASURY CORPORATION

In 1982, the State established the Queensland Government Development Authority as a corporation sole constituted by the Under Treasurer pursuant to the Statutory Bodies Financial Arrangements Act 1982 to act as a central borrowing authority for the State of Queensland. The powers of that statutory body were expanded in 1988 and the name changed to Queensland Treasury Corporation pursuant to the Queensland Treasury Corporation Act 1988 (the “Act”).

Under the Act, the Corporation has as its statutory objectives:

(a)	to act as a financial institution for the benefit of and the provision of financial resources and services to statutory bodies (as defined in the Act) and the State;

(b)	to enhance the financial position of the Corporation, other statutory bodies and the State; and

(c)	to enter into and perform financial and other arrangements that in the opinion of the Corporation have as their objective:

(i)	the advancement of the financial interests of the State;

(ii)	the development of the State or any part thereof; or

(iii)	the benefit of persons or classes of persons resident in or having or likely to have an association with Queensland.

In furtherance of these objectives, the Act also provides that the Corporation has the following functions:

(a)	to borrow, raise or otherwise obtain financial accommodation in Australia or elsewhere for itself, statutory bodies or other persons;

(b)	to advance money or otherwise make financial accommodation available;

(c)	to act as a central borrowing and capital raising authority for the statutory bodies of the State;

(d)	to act as agent for statutory bodies in negotiating, entering into and performing financial arrangements;

(e)	to provide a medium for the investment of funds of the Treasurer of the State, statutory bodies or any other persons; and

(f)	to manage or cause to be managed the Corporation’s financial rights and obligations.

As at June 30, 2017, the Corporation had assets totaling A$138.669 billion and liabilities totaling A$137.414 billion (compared to total assets of A$139.949 billion and total liabilities of A$138.548 billion as at June 30, 2016). QTC has two reporting segments. The Capital Markets Operations segment is responsible for providing debt funding, liability management, cash management and financial risk management advice to its public sector clients, while the Long Term Assets segment holds a portfolio of assets that are held to fund the superannuation and other long-term obligations of the State.

The Capital Markets Operations segment had assets totaling A$106.955 billion and liabilities of A$106.615 billion as at June 30, 2017 (compared to assets of A$108.873 billion and liabilities of A$108.162 billion at June 30, 2016). In relation to the Long Term Assets segment, assets totaled A$31.714 billion and liabilities totaled A$30.799 billion as at June 30, 2017 (compared to assets of A$31.076 billion and liabilities of A$30.385 billion at June 30, 2016).

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The financial statements of the Corporation comprise the Statement of Comprehensive Income, Balance Sheet, Statement of Changes in Equity, Statement of Cash Flows and Notes to and forming part of the Financial Statements.

Organization of Queensland Treasury Corporation

The Queensland Treasury Corporation Capital Markets Board (the “Board”) was established under section 10 of the Act to determine and implement ongoing strategies for capital market operations.

The present Under Treasurer of the State is Mr. Jim Murphy.

The powers, functions and duties of the Under Treasurer (save for those relating to the Long Term Assets segment – see below) have been delegated to the Board. Members of the Board are appointed by the Governor in Council of the State and are not employees of the Corporation. The current Chairman of the Board is Mr. Gerard Bradley.

The Chief Executive of the Corporation is Philip Noble. The senior management structure includes four Managing Directors covering Funding & Markets, Client Advisory, Risk and Financial Operations and Corporate Services. Grant Bush is the Deputy Chief Executive.

The business address of the Corporation and the Board is Level 31, 111 Eagle Street, Brisbane, Queensland.

Borrowing and Lending Activities of the Issuer

With respect to borrowings, the Corporation raises funds in domestic and international capital markets primarily for on-lending to State bodies, which include statutory bodies and authorities, government departments, government owned corporations and local governments (“Government Bodies” or “clients”).

At June 30, 2017, the total face value borrowings of the Corporation were A$89.160 billion (A$98.463 billion in market value). This amount included debt issued under overseas funding programs equivalent to A$2.764 billion based on the prevailing rates of exchange at June 30, 2017. Included in these overseas borrowings were Australian dollar denominated borrowings of A$0.181 billion. All foreign currency borrowings are fully hedged back to Australian dollars by way of cross currency swaps and exchange contracts. The Capital Market Operations segment recorded a profit after tax of A$129.2 million for the year ended June 30, 2017, compared to A$46.9 million for the year ended June 30, 2016.

The repayment of principal and the payment of interest on all A$ Bonds (which, for purposes of the Act and certain other purposes, have been and are identified as “Inscribed Stock”) issued by the Corporation under the domestic A$ Bond program is unconditionally guaranteed by the Treasurer on behalf of the Government of Queensland pursuant to section 32 of the Act. In relation to all other liabilities of the Corporation, section 33 of the Act provides that the Treasurer on behalf of the Government of Queensland may guarantee with the approval of the Governor in Council the performance of the Corporation’s obligations under any financial arrangements entered into by the Corporation. Pursuant to this provision, all offshore bond, medium-term note and commercial paper programs and issuances undertaken by the Corporation have been guaranteed by the Treasurer. Furthermore, all amounts lawfully payable by the Corporation to its counterparties under relevant ISDA arrangements are guaranteed by the Treasurer pursuant to a deed of guarantee issued under section 33 of the Act.

The Corporation’s borrowing and lending functions are separated. This separation is with a view to the Corporation borrowing in the markets in an orderly manner and, at the same time, reduces the likely negative impact on the Corporation’s interest rates of borrowing large amounts to meet funding requirements when funds are required by clients.

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Surplus borrowings are held to manage the Corporation’s refinancing risk, clients’ interest rate risk, and to manage the Corporation’s liquidity risk. To ensure the Corporation has high levels of liquidity, these surpluses are held in funding pools with highly liquid investments being made with high quality credit counterparties.

As at June 30, 2017, the market value of the Corporation’s onlendings to its clients totaled A$85.102 billion of which A$26.400 billion was to government owned corporations.

Long Term Assets of the Issuer

QTC holds a portfolio of assets that were transferred to QTC by the Queensland Government under an administrative arrangement. These assets are the investments of QTC’s Long Term Assets segment and were accumulated to fund superannuation and other long-term obligations of the State (the “Long Term Assets”), such as insurance and long service leave. In return, QTC issued to the State fixed rate notes, which has resulted in the State receiving a fixed rate of return on the notes, while QTC bears the impact of fluctuations in the value and returns on the asset portfolio.

The Long Term Asset Advisory Board is responsible for oversight of the Long Term Assets which do not form part of QTC’s day-to-day capital markets operations. The Long Term Assets are held in unit trusts managed by QIC Limited.

During the year ended June 30, 2017, the Long Term Assets segment recorded a profit of A$224.6 million. Net equity in the Long Term Assets segment at June 30, 2017 totaled A$915.3 million.

The market value of assets held under this arrangement as at June 30, 2017 totaled A$31.714 billion while the liabilities totaled A$30.779 billion.

Under section 15 of the Act, profits made by the Corporation shall accrue to the benefit of the State’s Consolidated Fund and any losses shall be the responsibility of the State’s Consolidated Fund.

Enterprise wide Risk Management

The Corporation has an established Enterprise wide Risk Management Program including Enterprise wide Risk Management policies and procedures. As part of this Enterprise wide Risk Management Program, the Corporation continues to monitor and manage its risks through identification of both material and non-material risks. Material risks are those risks that have the potential to materially affect the achievement of the Corporation’s objectives. Material risks include the risk that the Corporation cannot access funding to meet debt servicing obligations and client borrowing requirements. This risk has the potential to significantly impact the Corporation’s ability to fulfill its obligations under its funding programs and facilities.

To offset the risks associated with the Corporation’s inability to access suitable funding markets when required, it holds significant levels of highly liquid surplus assets, which can be readily liquidated if required. Included in these surplus assets are funds held on account of the Corporation borrowing in advance of requirement to fund both the redemption of maturing debt and to fund clients’ debt financing requirements.

While the Corporation is not subject to the Bank of International Settlements, Basel II and Basel III accords, the Corporation and its Board consider relevant aspects of the Basel II accord and the ongoing developments associated with Basel III. The most significant user of capital is credit risk. In this regard, the Corporation has in place strict credit policies that, among other things:

•	limit the amount and term (both on a maximum term and maturity bucket level) of counterparty exposures based on credit ratings and internal credit reviews;

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•	limit the exposure by country; and

•	limit the exposure to counterparties that are rated BBB+ or better by Standard & Poor’s Financial Services LLC (or equivalent by another rating agency).

QUEENSLAND

General

The State of Queensland has the second largest land area of the six Australian States and the largest habitable area. It occupies the north-eastern quarter of the Commonwealth of Australia (“Australia” or the “Commonwealth”), covering 1.7 million square kilometers, stretching from the sub-tropical and densely populated southeast to the tropical, sparsely populated Cape York Peninsula in the north. The State’s geography and climate are suitable for the production of a wide variety of agricultural products, the most important being meat, grains, sugar and cotton. In addition, the State has extensive deposits of minerals and gasses (including large reserves of coal and one of the world’s largest known bauxite deposits), a diverse industrial base, well developed ports and transportation systems and an educated workforce. A land transportation network of approximately 10,000 kilometers of railway lines and 183,000 kilometers of roads supports the development of the State’s resources.

Queensland is the third most populous state in Australia with a population of around 4.93 million persons, or 20.0% of Australia’s population at the end of June 2017. Approximately two-thirds of Queensland’s population lives in the Brisbane, Gold Coast and Sunshine Coast regions in the south-eastern corner of the State, an area with mild climate and a developed industrial base. The remainder of the State’s population is spread quite widely, making Queensland’s population the most dispersed of the Australian states.

Brisbane, the capital of Queensland, with its surrounding metropolitan area, has approximately 2.4 million residents. There are nine other population centers in Queensland with over 50,000 residents.

Government of Queensland

The Commonwealth was formed as a federal union on January 1, 1901, when the six British colonies of New South Wales, Victoria, Queensland, South Australia, Western Australia and Tasmania were united as states in a federation. In addition to the six states, Australia has a number of territories including the Northern Territory and the Australian Capital Territory, the latter containing the nation’s capital of Canberra.

The federal Parliament can make laws only on certain matters. These include international and inter-state trade; foreign affairs; defense; immigration; taxation; banking; insurance; marriage and divorce; currency and weights and measures; post and telecommunications; and invalid and old age pensions. On some matters the Commonwealth is given exclusive powers and as such the states are unable to legislate in these areas. On other matters, the Commonwealth and the states have concurrent powers, whereby both the Commonwealth and the states may legislate. The states retain legislative powers over matters not specifically listed in the Constitution of Australia. In cases of conflict in areas where the Commonwealth and states have concurrent powers to make laws, Commonwealth law has priority and the state law is invalid to the extent of any inconsistency.

State powers include control over education, public health, police and justice, transport, roads and railways, industry, mining and agriculture, public works, ports, forestry, electricity, gas, and water supply and irrigation.

While Queensland has autonomy and control in respect of those functions which are its constitutional responsibility, it forms a part of the Commonwealth and in many important respects its economic performance and prospects are closely interrelated with those of Australia as a whole. In particular, primary responsibility for overall economic management in Australia rests with the Commonwealth Government. For example, the Commonwealth Government has responsibility for national budget policy, fiscal policy and external policy. In addition, while most wage rates have been traditionally centrally determined through Federal and state conciliation and arbitration tribunals, legislation over the last two decades underpins a move away from central wage fixation toward enterprise based agreements.

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Legislative powers in Queensland are vested in the State Parliament, which consists of a single chamber, the Legislative Assembly, elected by the compulsory vote of all persons 18 years of age or over, for a term not exceeding three years.

The most recent State election was held in November 2017. The Australian Labor Party was returned to Government for a second term after winning 48 seats (of a 93 seat parliament) to form an outright majority. The current Premier is the Honourable Annastacia Palaszczuk, who entered the State Parliament in 2006. The next state election is due to be held in October 2020 and subsequently every four years, following the recent commencement of fixed four-year terms.

The executive power of the State is formally exercised by the Governor of Queensland (the “Governor”), who is the representative of the Crown and is advised by the Executive Council. The Executive Council is comprised of the Governor and the Ministry. The Ministers are members of the party or coalition of parties which command the support of a majority in the Legislative Assembly. Including the Premier, there are at present a total of 18 Ministers. In practice, the executive power of the State is exercised by the Cabinet (which in Queensland, consists of all Ministers) with the decisions of the Cabinet being formally ratified by the Governor when necessary. As is the case federally, it is a well-established convention that, except in extraordinary circumstances, the Governor acts on the advice of the Cabinet.

The authority of Queensland’s Parliament is required for the raising of all state revenues and for all state expenditures. The State’s accounts (including the accounts of the Corporation) are audited on a continuing basis by the State’s Auditor-General, who is an appointee of the Governor in Council and who reports annually to the Queensland Parliament on each year’s financial operations.

Each Minister is responsible to Parliament for the operation of one or more Government departments, as well as any associated statutory authorities. Departments are staffed by independent public servants with each department having a Director-General who, under the Financial Accountability Act 2009, is responsible for the financial administration of the funds provided by Parliament for use by that department.

The State judicial system operates principally through the Land Court, Children’s Court, Magistrates Court, the District Court, the Supreme Court and the Queensland Civil and Administrative Tribunal. The Court of Appeal is a division of the Supreme Court. The judiciary in Queensland is appointed by the Crown, as represented by the Governor, acting upon the advice of the Cabinet.

A number of separate entities have been established in Queensland under special Acts of Parliament to carry out particular functions or to provide specific community services. These entities are variously referred to as “Statutory Authorities”, “Statutory Bodies”, “Semi-Government Authorities”, “Local Authorities”, “Local Governments”, “Government Owned Corporations” or “public enterprises”.

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QUEENSLAND ECONOMY

Overview

Queensland has a modern, diversified economy, with a large services sector, coupled with strong agricultural, mining and manufacturing sectors.

Agriculture provided the original base for the development of the Queensland economy, with grains, wool and beef being the principal products. While these commodities remain important, they have been supplemented by a large range of other agricultural products, including sugar cane, tropical and citrus fruits, dairy products, vegetables, other livestock and cotton.

Substantial mining of metals such as gold, copper, lead and zinc commenced early in the State’s history. Queensland’s Northwest Minerals Province has been one of the world’s premier base metals producing regions. Further, the State’s coal and bauxite reserves are among the largest in the world, generally of high grade and easily accessible.

The acceleration of mineral production and processing during the early 1980s provided a significant stimulus for the expansion of the Queensland economy. In recent years, a substantial liquefied natural gas (“LNG”) export industry has been developed, with production set to expand further over coming years.

Historically, the manufacturing industry has not been as important to the Queensland economy as other Australian States. Manufacturing in Queensland specialized to meet the internal requirements of the Queensland economy, including minerals processing and agriculture. However, in recent years the manufacturing sector has diversified and expanded into higher value-added and high technology industries.

International and interstate tourism is also an important contributor to the Queensland economy. Queensland boasts many natural attractions, including the Great Barrier Reef, extensive beaches, island resorts and tropical rainforests as well as cosmopolitan cities and a unique countryside.

Like all modern economies, Queensland has an extensive service sector which complements a diverse range of activities, including construction, wholesale and retail trade, communications, business and financial services, as well as the tourism sector.

There have been significant structural changes in the Queensland economy over the past 20 years. The importance of the manufacturing sector has gradually declined over the period, while the importance of the financial and insurance and professional scientific and technical services sectors has increased.

Economic Strategy

The Queensland Government is focused on building a strong economy and providing improved employment opportunities for all Queenslanders, while ensuring a responsible approach to managing the State’s finances.

As outlined in the 2017-18 State Budget, the Queensland Government is continuing to support and facilitate growth of a more innovative, diverse and productive economy and is building on the range of policies and programs already implemented, such as the Working Queensland initiatives and the Jobs Now, Jobs for the Future employment plan.

The Economic Framework set out in the 2017-18 State Budget highlights how innovative policies and approaches that drive productivity growth will ensure the economy remains resilient and capable of responding to challenges and opportunities. To help achieve this, the Queensland Government remains committed to supporting business and employment growth in traditional, emerging and new industries, including in regional Queensland.

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Within a framework of carefully and prudently managing the State’s fiscal resources, the Queensland Government will continue to focus on the development and implementation of policies and programs to enhance productivity, drive sustainable economic growth and ultimately improve living standards for all Queenslanders. The key policy channels through which the Queensland Government can achieve this outcome include:

•	Fostering entrepreneurship and innovation;

•	Promoting business investment and exports;

•	Delivering and facilitating productive infrastructure;

•	Growing human capital;

•	Optimizing the use of land and natural resources; and

•	Leading an innovative, active and responsive public sector.

Importantly, the Economic Framework is also focused on ensuring the translation of economic growth into more job opportunities for all Queenslanders over the short, medium and longer term by:

•	Increasing the employment opportunities available to Queenslanders;

•	Enhancing the skills and capability of Queenslanders to access job opportunities;

•	Improving the matching of workers with jobs; and

•	Ensuring all Queenslanders, including those from disadvantaged cohorts and across regional Queensland, benefit from increased opportunities.

Economic Growth

Stronger global economic conditions in 2017 have improved the prospects for the Queensland economy. A recovery in global trade has led to a strengthening in industrial production in much of Asia, while improvement in the United States and Euro Zone has also boosted the outlook for industrial production in these regions. This outlook is supported by accommodative monetary policy and fiscal spending, though the United States has begun to lift the Federal Funds Rate.

Queensland’s economy grew 1.8% in 2016-17, slower than the 2.6% recorded in the previous year. Real gross state product (“GSP”) growth in 2016-17 was driven by growth in household consumption and public final demand, while dwelling investment also contributed marginally to growth. However, business investment again fell sharply in 2016-17, and continued to adjust post the LNG construction boom.

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Real Economic Growth - Queensland and Australia

(original, CVM(a))

	Queensland GSP		Australia GDP(b)
Year	A$ Billion	% Change	A$ Billion	% Change
2011-12	278.1	5.5	1,498.0	3.9
2012-13	285.9	2.8	1,537.6	2.6
2013-14	292.2	2.2	1,576.9	2.6
2014-15	295.6	1.2	1,614.0	2.4
2015-16	303.4	2.6	1,659.6	2.8
2016-17	308.7	1.8	1,692.1	2.0

(a)	Chain volume measures; reference year 2015-16.
(b)	Gross domestic product.

Source:	ABS 5220.0.

Major Economic Indicators

The following table lists selected major economic indicators for Queensland:

Queensland Major Economic Indicators

	2012-13	2013-14	2014-15	2015-16	2016-17
Overseas merchandise exports (A$ billion)	44.4	44.8	46.5	47.9	66.5
Retail turnover (A$ billion)	54.6	57.0	58.6	60.2	61.9
Private gross fixed capital formation (A$ billion)	81.9	83.5	71.4	62.9	64.8
Mineral production (A$ billion)	30.4	30.8	32.1	27.8	n/a
Agricultural production (A$ billion)	11.4	12.0	13.3	14.5	14.9
Employment (‘000)(a)	2,289	2,320	2,327	2,366	2,367
Unemployment rate (%)(a)	5.9	6.0	6.5	6.2	6.2
Increase in consumer prices (%)(a)	2.0	2.8	1.9	1.6	1.7
Average weekly ordinary time earnings (A$)(a)	1,397	1,430	1,449	1,454	1,489

(a)	Year-average.

Note:	All monetary values are in current prices.

n/a:	2016-17 data not available.

Sources:	ABS 5220.0; 5368.0; 6202.0; 6302.0; 6401.0; 8501.0; Queensland Department of Agriculture, Fisheries and Forestry; Queensland Department of Natural Resources and Mines.

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Structure of the Queensland Economy

The following table shows the annual percentage changes and contributions to growth in GSP/GDP in Queensland and Australia for 2015-16 and 2016-17.

Components of Economic Growth

(original, CVM(a))

	Queensland				Australia
	Annual Growth (%)		Contribution to GSP growth (% points)		Annual Growth (%)		Contribution to GDP growth (% points)
	2015-16	2016-17	2015-16	2016-17	2015-16	2016-17	2015-16	2016-17
Household consumption	2.2	2.0	1.4	1.2	2.8	2.1	1.6	1.2
Private gross fixed capital formation	-14.2	0.9	-3.5	0.2	-5.0	-3.5	-1.1	-0.7
- Dwellings	16.3	2.4	0.9	0.1	10.5	2.7	0.6	0.2
- Business investment	-26.9	-2.2	-4.3	-0.3	-12.8	-10.3	-1.6	-1.1
(i) Non-dwelling construction	-33.2	-7.8	-3.5	-0.5	-16.3	-17.4	-1.3	-1.1
(ii) Machinery and equipment	-15.0	6.1	-0.8	0.3	-6.7	0.8	-0.3	0.0
- Other investment	-3.8	9.1	-0.1	0.3	-1.5	5.5	-0.1	0.2
Private final demand(b)	-2.5	1.7	-2.2	1.4	0.6	0.7	0.5	0.5
Public final demand(b)	3.6	4.6	0.9	1.2	4.2	6.3	1.0	1.5
Overseas exports	13.2	6.8	2.5	1.4	6.9	5.5	1.3	1.1
Overseas imports	0.7	6.3	-0.1	-1.1	-0.1	4.7	0.0	-1.0
Balancing item	n/a	n/a	1.6	-1.1	n/a	n/a	0.1	0.1
Statistical discrepancy	n/a	n/a	-0.2	-0.1	n/a	n/a	0.0	-0.2
GSP/GDP	2.6	1.8	2.6	1.8	2.8	2.0	2.8	2.0

(a)	Chain volume measure; reference year 2015-16.
(b)	Final demand constitutes final consumption expenditure plus gross fixed capital formation.

n/a:	Not applicable.

Source:	ABS 5220.0.

Based on ABS Annual State Accounts (5220.0) data (see table above), key features are:

•	Household consumption in Queensland rose by 2.0% in 2016-17, following a 2.2% rise in the previous year. Households’ income growth was subdued reflecting weak employment and wages growth in that year.

•	Dwelling investment grew 2.4% in 2016-17, following three consecutive years of strong growth. Sustained low interest rates, and strong investor interest (particularly as Brisbane’s rental yields are higher than those in major southern capitals) have supported dwelling investment in recent years. However, the growing prospect of apartment oversupply in parts of South East Queensland has led to a further tightening in lending standards, especially to investors. This, along with a substantial fall in approvals over the past year, suggests dwelling investment will be constrained in 2017-18 and beyond.

•	Business investment in Queensland fell 12.2% in 2016-17, returning to more sustainable levels from those experienced at the peak of LNG construction in 2013-14. With the third and final LNG project completed in late 2016, non-dwelling construction expenditure fell a further 7.8% in 2016-17. However, improved profit expectations and business conditions more generally have supported increased machinery and equipment investment, with this component up 6.1% in 2016-17.

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•	Overseas exports grew 6.8% in 2016-17 driven by a rise in LNG and aluminum exports. Overseas imports of goods and services increased 6.3% in 2016-17, detracting from overall economic growth. Overall, the trade sector contributed 0.4 percentage points to Queensland’s economic growth in 2016-17.

Overseas Merchandise Exports

Queensland is one of Australia’s major exporting states, accounting for 22.8% of Australia’s total merchandise exports in 2016-17, the second largest share of all states.

The nominal value of Queensland’s overseas merchandise exports rose 38.9% in 2016-17, driven by a significant increase in the value of coal exports, primarily hard-coking coal, with export prices significantly higher. While the price increases were largely in response to China’s coal procurement policy changes in 2016 and disruptions related to Severe Tropical Cyclone Debbie in March 2017, coal prices remain at an elevated level relative to previous years, as at January 2018.

LNG exports also contributed to growth in Queensland’s merchandise exports over the year, with the nominal value rising by 69.3% in 2016-17, to A$8.7 billion. With the final two trains from Gladstone LNG and Australia Pacific LNG commencing production in 2016, LNG export volumes grew strongly in 2016-17, rising 59.6% to 19.4 million tonnes. The other categories to contribute to growth in merchandise exports were vegetables and fruit (up 67.1% to A$1,853 million) and textile fibers (up 66.9% to A$871 million).

Partly offsetting these gains was the fall in the nominal value of meat exports in 2016-17. With weather conditions improving in winter 2016, farmers sought to rebuild their depleted herds and consequently cattle slaughter in Queensland has fallen 22.8% in the two years to 2016-17.

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Overseas Merchandise Exports, Queensland

(A$ million, current prices)

Export Categories(a)	2014-15	2015-16	2016-17(p)
Rural(b)
Meat	5,582	5,308	4,658
Textile fibers	765	522	871
Cereals and cereal preparations	485	452	527
Vegetables and fruit	538	1,109	1,853
Feeding stuff for animals	214	153	132
Other rural	1,477	1,609	1,720

Total	9,062	9,153	9,760

Crude minerals
Coal, coke and briquettes(c)	23,836	21,339	35,846
Metalliferous ores(d)	5,200	4,336	4,477
Petroleum and related products/materials	268	105	80
Gas, natural and manufactured	863	5,111	8,654
Other crude minerals	19	14	17

Total	29,736	30,904	49,074

Processed minerals and metals(b)
Non-ferrous metals(b)	4,241	4,152	3,945
Other processed minerals and metals	232	231	269

Total	4,474	4,382	4,213

Other manufactures
Machinery and non-transport equipment	1,186	1,162	1,271
Chemicals, fertilizers (excl. crude), plastics, etc.	676	758	639
Transport equipment	418	369	400
Leather, rubber, other materials, furniture, clothing, etc.	258	256	244
Miscellaneous manufactures and beverages	431	483	496

Total	2,969	3,027	3,051

Manufactures (sum of processed minerals and metals and other)	7,442	7,409	7,264
Confidential and special	249	400	390

Total overseas exports of merchandise goods(b)	46,489	47,866	66,488

(p)	Preliminary.
(a)	Based on the Standard International Trade Classification (SITC), Revision 3.
(b)	Sugar and some processed metal exports are not available at the state level and therefore the State total understates the actual amount of exports.
(c)	Includes Queensland Treasury’s estimate of coal exports which have been confidentialized by the ABS.
(d)	Includes Queensland Treasury’s estimate of alumina exports which have been confidentialized by the ABS.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data.

Queensland produces a wide variety of mineral and agricultural commodities for export. The development of large capacity port facilities has increased Queensland’s competitiveness in world markets and has improved access to significant Asian and European markets.

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There has been significant construction work done in developing Queensland’s CSG-to-LNG industry in recent years. Having commenced in 2014-15 and grown strongly in 2015-16 and 2016-17, LNG exports are the State’s second largest export item, after coal, for the year ended 2016-17.

In the 2016-17 financial year, the A$ exchange rate averaged US$0.75 (a 3.5% appreciation on the previous year, but a 26.9% depreciation compared to five years ago). A sustained lower A$ is seen as an important element in stimulating non-mining sectors of the economy, including agricultural and service exports, as they become relatively cheaper for foreign buyers.

Although Queensland exports to a range of overseas markets, the major destinations for Queensland merchandise are countries in Asia, which account for around 80% of all exports (see table below). China remained Queensland’s largest export market in 2016-17, accounting for 27.2% of the State’s overseas merchandise exports, growing its share by 2.5 percentage points from 2015-16. Japan had been Queensland’s largest export market for several decades prior to 2012-13, but its share of total exports has been trending downwards over time, to be the second largest in 2016-17. Other major export markets in 2016-17 included India, South Korea and the European Union.

The major destinations for Queensland’s exports in recent years are outlined in the following table:

Queensland’s Major Overseas Markets for Exports of Goods

(% of total, current prices)

	2014-15	2015-16	2016-17(p)
North Asia Total	59.5	60.3	60.6
China	25.3	24.7	27.2
Japan	18.9	17.6	16.3
South Korea	10.5	13.4	12.4
Taiwan	3.9	3.7	4.1
Hong Kong	0.9	0.8	0.6

South Asia Total	18.6	19.7	21.5
India	11.1	11.9	14.5
Indonesia	2.0	1.8	1.5
Malaysia	1.1	1.2	1.2
Thailand	1.2	1.3	0.9
Singapore	1.6	1.5	1.5

North America	6.4	5.5	3.7
United States	5.4	4.4	2.5
Canada	0.9	1.1	1.2

European Union(a)	8.5	7.7	8.1
New Zealand	1.8	1.8	1.5
Brazil	1.6	1.5	2.0
Other	3.7	3.5	2.5

(a)	Includes the United Kingdom.
(p)	Preliminary.

Source:	ABS unpublished foreign trade data.

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Tourism Exports

The number of overseas tourist nights spent in Queensland increased by 0.8% in 2016-17, to 34.7 million nights. Overall, the United Kingdom was the largest individual source of international tourist nights to Queensland in 2016-17, at 4.26 million nights, ahead of New Zealand, with 3.87 million nights. International tourist nights from Asia have grown strongly over the past two years since 2014-15, with Japan (up 51.5% to 2.5 million nights), South Korea (up 56.9% to 2.3 million nights) and China (up 26.6% to 3.7 million nights). These countries were the largest contributors to growth over this period.

Overseas tourist(a) nights by source, Queensland

(thousand nights)

	2014-15	2015-16	2016-17
New Zealand	3,664	4,132	3,871
China	2,889	3,701	3,658
Taiwan	2,336	1,996	2,094
South Korea	1,465	2,660	2,299
Japan	1,656	2,048	2,510
Other Asia	3,919	4,463	4,319
UK	4,842	4,097	4,265
Germany	1,719	2,146	1,963
Other Europe	4,355	3,842	4,477
US	1,603	2,014	1,699
Other Countries	3,047	3,308	3,535

Total	31,495	34,406	34,691

(a)	Tourists are defined as people visiting friends/relatives or holidaying.

Source:	Tourism Research Australia.

Interstate visitors are also an important tourism market for Queensland and have traditionally contributed more to Queensland economic activity than international tourism. In 2015-16 (latest available), Queensland’s interstate tourism gross value added (“GVA”) was the second highest of all states at A$3.0 billion, slightly behind New South Wales (A$3.2 billion).

Interstate tourist nights to Queensland rose 5.7% in 2016-17 following a rise of 1.5% in the previous year.

Overseas Merchandise Imports

The nominal value of Queensland’s overseas merchandise imports rose 8.4% to A$9.2 billion in 2016-17. The increase in nominal imports was largely driven by a 13.5% rise in other machinery and transport equipment (up A$1.1 billion) and a 17.2% rise in mineral fuels, petroleum and lubricants (up A$1.0 billion).

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The value of Queensland’s imports in recent years is outlined in detail in the following table:

Overseas Merchandise Imports, Queensland

(A$ million at current prices)

Import Categories(a)	2014-15	2015-16	2016-17	Annual change, 2015-16 to 2016-17%
Live animals, food, beverages & tobacco	1,759	1,938	1,999	3.2
Mineral fuels, petroleum and lubricants	8,786	5,903	6,918	17.2
Chemicals	1,958	2,231	2,266	1.6
Road motor vehicles	6,243	7,181	7,463	3.9
Other machinery and transport equipment	7,168	7,853	8,912	13.5
Other manufactured goods	8,221	8,767	8,815	0.6
Other	2,668	2,289	2,824	23.4

Total overseas imports of goods	36,803	36,162	39,197	8.4

(a)	Based on the Standard International Trade Classification.

Note:	Values have been rounded to the nearest A$ million.

Source:	ABS unpublished foreign trade data.

Population and Employment

Queensland’s estimated resident population was 4.9 million in June quarter 2017 (latest data available), 20.0% of Australia’s population. Population growth in Queensland has picked up in recent quarters following a period of moderation from September quarter 2012 to September quarter 2015. Over the year to June quarter 2017, Queensland’s population increased by 1.6%.

Growth in both net overseas migration and net interstate migration continued to recover in the year to June quarter 2017, rising to 31,148 and 17,426 persons respectively. Net overseas migration was the largest contributor to population growth in Queensland over the year to June quarter 2017, followed by natural increase (births minus deaths), which contributed 31,006 persons. Meanwhile, net interstate migration over the year has risen each quarter since December quarter 2014.

In year average terms, Queensland’s employment growth was unchanged in 2016-17, following growth of 1.7% in the previous year. Employment growth has been concentrated in Regional Queensland, (after declining in 2015-16), while employment in South East Queensland fell in 2016-17. The rebound in employment in Regional Queensland largely reflects better conditions for mining, construction, agriculture and tourism operators.

Queensland’s labor force participation rate fell for the eighth consecutive year, down 1.0 percentage point to 64.5% in 2016-17 and down 3.3 percentage points since it peaked in 2008-09. With the labor force growing (up by only 0.1%) broadly in line with employment in 2016-17, the year-average unemployment rate was unchanged at 6.2%.

A rise in the number of part-time workers has been the main driver of Queensland employment growth in recent years. In 2016-17, public administration and safety and accommodation and food services sectors (which traditionally employ a higher proportion of part-time workers), recorded employment growth of 16.1% and 9.6% respectively in 2016-17. The construction sector (up 9.0%) also recorded a strong gain in employment in 2016-17, driven by increased residential construction activity, particularly in Inner-Brisbane and Gold Coast.

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Mining industry employment (which accounted for around 2.5% of total employment in 2016-17) has fallen significantly from the peak in 2013-14. However, employment in this industry has risen in recent quarters, consistent with higher commodity prices (particularly coal) supporting mining operators.

While flat in year average terms in 2016-17, trend employment in Queensland has strengthened considerably this year, increasing 4.8% (or 113,100 persons) over the year to November 2017 (latest available) with contributions from both full-time and part-time employment. The State’s unemployment rate has also edged lower, to be 5.8% in trend terms in November 2017, the lowest it has been since May 2013. Better conditions and perceptions of increased opportunities appear to be drawing potential workers back into the labor force, supporting improvement in the unemployment rate. Further, consistent with strong employment growth, Queensland’s participation rate has rebounded 1.7 percentage points in 2017, to be 65.9% in November.

However, ongoing issues with the ABS Labour Force Survey (including increased volatility) warrants some caution when interpreting the strength of these gains, with some pullback possible in coming months.

The following tables show employment by industry for Queensland and the rest of Australia and average annual growth over the five years to 2016-17.

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Employed Persons by Industry, Queensland(a)

	2012-13	2013-14	2014-15	2015-16	2016-17	2012-13 to 2016-17
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	65.4	55.6	55.3	59.4	52.1	-5.5
Mining	71.6	78.1	66.0	59.5	59.4	-4.5
Manufacturing	160.3	177.3	166.7	168.6	169.8	1.4
Electricity, Gas, Water & Waste Services	30.1	33.4	32.1	31.1	24.5	-5.0
Construction	228.6	229.1	216.4	208.1	226.9	-0.2
Wholesale Trade	75.6	67.7	69.7	68.4	65.3	-3.6
Retail Trade	244.8	268.5	251.8	254.8	249.3	0.5
Accommodation & Food Services	162.8	148.9	177.1	166.5	182.6	2.9
Transport, Postal & Warehousing	133.7	125.5	122.8	132.8	129.8	-0.7
Information Media & Telecommunications	30.5	30.5	31.4	32.7	34.1	2.8
Financial & Insurance Services	60.7	53.7	58.8	66.5	62.6	0.8
Rental, Hiring & Real Estate Services	48.5	47.9	47.9	48.5	49.0	0.2
Professional, Scientific & Technical Services	161.8	163.5	181.7	176.2	174.5	1.9
Administrative & Support Services	80.1	83.3	82.0	85.3	79.6	-0.1
Public Administration & Safety	148.5	151.2	152.1	149.9	174.1	4.1
Education & Training	176.6	175.6	181.1	196.7	183.0	0.9
Health Care & Social Assistance	276.4	281.3	291.6	312.7	302.8	2.3
Arts & Recreation Services	35.6	39.8	42.2	41.4	43.2	5.0
Other Services	95.3	102.7	105.2	104.4	102.6	1.9

Total(b)	2,286.9	2,313.4	2,331.8	2,363.6	2,365.0	0.8

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS 6291.0.55.003.

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Employed Persons by Industry, Rest of Australia(a)

	2012-13	2013-14	2014-15	2015-16	2016-17	2012-13 to 2016-17
	(‘000)	(‘000)	(‘000)	(‘000)	(‘000)	Average annual % change
Agriculture, Forestry & Fishing	235.8	255.7	262.2	262.1	250.5	1.5
Mining	193.7	188.3	159.5	168.0	169.4	-3.3
Manufacturing	773.8	749.1	746.5	708.4	734.8	-1.3
Electricity, Gas, Water & Waste Services	112.8	117.5	110.3	112.8	108.1	-1.1
Construction	757.8	793.6	815.1	841.9	853.6	3.0
Wholesale Trade	352.8	324.1	319.4	303.4	311.8	-3.0
Retail Trade	963.5	949.1	983.0	1,012.0	974.7	0.3
Accommodation & Food Services	618.0	608.3	639.3	659.5	678.9	2.4
Transport, Postal & Warehousing	450.5	462.8	480.9	490.8	482.8	1.7
Information Media & Telecommunications	190.8	165.9	179.8	176.1	175.2	-2.1
Financial & Insurance Services	354.7	360.4	350.2	364.7	369.0	1.0
Rental, Hiring & Real Estate Services	147.8	155.3	163.6	163.1	159.7	1.9
Professional, Scientific & Technical Services	744.7	737.5	786.2	813.6	851.0	3.4
Administrative & Support Services	312.6	302.4	309.2	336.9	354.0	3.2
Public Administration & Safety	556.5	595.6	577.1	590.9	623.2	2.9
Education & Training	716.6	718.7	741.1	740.7	785.5	2.3
Health Care & Social Assistance	1,088.0	1,111.0	1,140.7	1,220.7	1,233.5	3.2
Arts & Recreation Services	173.6	161.9	184.6	185.2	175.6	0.3
Other Services	354.2	379.4	374.0	368.5	384.3	2.1

Total(b)	9,098.1	9,136.3	9,322.7	9,518.2	9,675.7	1.6

(a)	Yearly average.
(b)	Industry estimates of employment are compiled on the mid-month of each quarter. Therefore, the total of industry employment does not match the aggregate monthly estimates of employed persons.

Note:	Due to rounding, amounts may not add to totals.

Source:	ABS 6291.0.55.003.

Prices

The Brisbane consumer price index (“CPI”) rose 1.7% in 2016-17, marginally higher than the 1.6% growth recorded in 2015-16. This compares to an average annual growth in Brisbane’s consumer prices of 2.7% since the Reserve Bank of Australia’s adoption of inflation targeting in 1993-94. The national CPI also rose 1.7% in 2016-17.

Income

Queensland recorded growth in average weekly earnings of 0.4% in 2016-17, compared with 1.6% growth nationally. The most recent figures available for average weekly earnings and household income per capita are listed below:

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Measures of Income

State	Household Income per capita 2016-17	Average Weekly Earnings 2016-17
	A$	A$
Queensland	56,745	1,123
New South Wales	66,110	1,198
Victoria	57,052	1,120
South Australia	55,262	1,072
Western Australia	67,778	1,330
Tasmania	51,398	997
Australia	61,851	1,171

Sources: ABS 5220.0 and 6302.0.

Wages Policy

Wage bargaining at the enterprise level has become widely accepted in Australia since its introduction in October 1991 and has gradually replaced the ‘Award’ system of centralized wage-fixing as the dominant method of structured wages negotiation in Australia.

As of May 2016 (latest data available), 64.9% of Queensland workers were covered by collective agreements or awards. In comparison, 32.2% of workers were covered by individual agreements.

On December 31, 2009, Queensland legislation referred state industrial relations powers for the private sector to the Commonwealth. This referral complemented the Commonwealth legislation for a national industrial relations system, which commenced on January 1, 2010. The national industrial relations system applies to all Queensland private sector employees. Public sector and local government workers in Queensland generally remain under the state industrial relations system. As of June 2017, State and local public sector employees in Queensland totaled 364,100 persons, accounting for 15.2% of all employees in the State.

The Coalition (led by the Liberal Party of Australia) formed Federal government in September 2013, and were re-elected in July 2016. The current Federal Government’s policies promote enterprise bargaining, continuing a transition to a more decentralized system.

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PRINCIPAL SECTORS OF THE QUEENSLAND ECONOMY

The following table shows the main components of Queensland and Australia’s industry gross value added.

Queensland/Australian Gross Product-Major Industry Sectors, 2015-16(a)

(CVM, 2015-16 reference year)

Sector	Queensland (A$ millions)	Australia (A$ millions)	Queensland as a share of Australia (%)
Agriculture, forestry and fishing	10,515	46,930	22.4
Mining	19,641	98,759	19.9
Manufacturing	19,190	98,884	19.4
Services(b)	239,223	1,331,887	18.0

Total	288,569	1,576,460	18.3

(a)	Based on industry gross value added. Gross value added refers to the value of output at basic prices minus the value of intermediate consumption at purchasers’ prices. Basic prices valuation of output removes the distortion caused by variations in the incidence of commodity taxes and subsidies across the output of individual industries.
(b)	Includes General Government and ownership of dwellings.

Source:	ABS 5220.0.

Mining

Over the past decade, the mining sector has been a significant contributor to Queensland’s economy.

Queensland has large reserves of coal, bauxite, gold, copper, silver, lead and zinc, as well as large ‘unconventional’ resources of coal seam natural gas.

Three major CSG-to-LNG projects have been completed in Queensland recently, with a total capital expenditure in excess of A$60 billion.

The first gas was exported from the Queensland Curtis LNG project in January 2015, and 2015-16 saw the first year of substantial LNG exports, with all LNG “trains” becoming operational by October 2016. LNG exports became Queensland’s second largest goods export after coal in 2016-17, with a nominal value of A$8.7 billion. LNG exports volumes are expected to strengthen further in 2017-18.

In 2016-17, Queensland accounted for 19.9% of the nation’s total mining output. Industry output has grown at an average annual rate of 8.8% in the five years to 2016-17.

In 2016-17, Queensland’s mining industry accounted for 6.8% of the State’s total industry gross value added, while 59,400 people were directly employed (2.5% of total employment) in the mining industry.

The Queensland mining industry is a major source of export earnings and makes a substantial contribution to capital investment and regional development. Mining also provides a base for a number of the State’s leading value added industries.

Coal

Coal is Queensland’s leading export commodity. In 2016-17, the value of coal exports (this includes Queensland Treasury’s estimate of coal exports which have been confidentialized by the Australian Bureau of Statistics (“ABS”), such as pulverized coal injection exports) accounted for 53.9% of Queensland’s total merchandise exports. Higher coal prices (up 78.0%) resulted in the value of coal exports rising by 68.0%, to A$35.8 billion in 2016-17, despite a 5.6% fall in the volume of coal exports (largely due to rail infrastructure disruptions caused by Severe Tropical Cyclone Debbie in March and April 2017).

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Coal is also Queensland’s most significant commodity in terms of the value of resources produced, accounting for just under three quarters of Queensland mineral production by value in 2015-16 (latest available data).

The value and quantity of selected minerals produced in Queensland from 2010-11 to 2015-16 are shown in the following tables.

Queensland Resource Production – Value(a)

(A$ millions)

Mineral	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
Black coal	26,758	29,709	22,761	22,872	23,116	19,576
Copper concentrate	2,913	2,157	1,626	1,657	349	236
Gold bullion	518	709	562	444	545	594
Bauxite	501	596	688	894	663	681
Lead concentrate	1,988	1,877	2,922	2,383	941	1,097
Zinc concentrate	1,461	1,641	1,052	1,089	2,291	1,368
Crude oil(c)	201	325	n/a	n/a	n/a	n/a
Natural gas(b)(c)	631	684	n/a	n/a	n/a	n/a
Other	632	820	804	1,454	4,239	4,288

Total(d)	35,602	38,519	30,415	30,792	32,145	27,841

(a)	Value of production does not include transport or handling costs or other by-products such as coke or briquettes in the case of coal.
(b)	Conventional and unconventional.
(c)	2012-13 to 2015-16 numbers unavailable.
(d)	Total excludes crude oil and natural gas.

n/a:	Data not available.

Source:	Queensland Department of Natural Resources and Mines.

Queensland’s Principal Resources Production – Volumes

Mineral	2010-11	2011-12	2012-13	2013-14	2014-15	2015-16
Black coal (‘000t)	179,834	187,614	208,328	230,122	251,392	243,586
Copper concentrate (‘000t)	1,118	1,063	920	822	185	138
Gold bullion (kg)	19,587	25,207	18,224	20,898	19,280	20,307
Bauxite (‘000t)	19,504	21,560	25,276	26,235	27,434	28,102
Lead concentrate (‘000t)	695	672	1,463	1,273	494	366
Zinc concentrate (‘000t)	1,864	1,916	1,208	1,103	2,106	1,297
Crude oil (megaliters)	371	460	434	562	522	445
Natural gas (gigaliters)(a)	8,230	8,546	7,969	9,007	13,273	27,335

(a)	Conventional and unconventional.

Source:	Queensland Department of Natural Resources and Mines.

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Agriculture

The agriculture, forestry and fishing industry in Queensland accounted for 3.6% of Queensland’s industry gross value added and 22.4% of Australia’s total agricultural output in 2016-17. The bulk of Queensland’s agricultural production has traditionally been exported, providing a significant contribution to Queensland’s foreign earnings.

In 2016-17, more than half of the nominal gross value of Queensland’s agricultural production was derived from four products–beef, sugar cane, cereals and cotton, each of which is produced primarily for export.

Queensland also produces tropical and citrus fruits, rice, cotton, vegetables, timber, peanuts, oilseeds, eggs and dairy products, principally for domestic markets.

According to the Queensland Department of Agriculture and Fisheries, the nominal value of Queensland’s agricultural production rose 3.0% in 2016-17. This was driven by increases in the gross value of cotton (up 84.1% to A$985 million) sugar cane (up 28.0% to A$1.46 billion) and cereals (up 8.8% to A$1.62 billion). Partially offsetting these increases was a fall in the nominal value of cattle and calves (down 10.1% to A$5.09 billion).

The following table presents figures on the nominal gross value and volume of agricultural commodities produced in Queensland over the five years to 2016-17.

Queensland’s Major Agricultural Commodities – Nominal value and volume of production

	2012-13	2013-14	2014-15	2015-16	2016-17(a)
Gross Value (A$m)
Cattle and calves	3,247	3,890	5,076	5,660	5,087
Poultry	438	494	588	610	624
Pigs	204	262	270	315	333
Sheep and lambs	47	61	66	69	62
Sugar cane	1,072	1,165	1,239	1,141	1,460
Wool	106	80	61	55	66
Cereals	1,089	890	1,203	1,490	1,621
Fruit and vegetables	2,425	2,751	2,684	2,882	2,921
Dairying (total whole milk production)	226	231	235	222	233
Cotton	677	698	383	535	985
Other	1,855	1,446	1,503	1,530	1,557

Total agriculture	11,386	11,912	11,363	13,150	14,949

Volume of Production
Beef and veal (‘000 tonnes)	1,113	1,176	1,244	1,107	1,025
Sugar cane (‘000 tonnes)	29,086	29,219	30,816	32,655	34,410
Wool (tonnes)(b)	7,659	5,762	4,909	3,971	4,763
Wheat (‘000 tonnes)	1,614	1,036	987	1,316	1,800
Cotton lint (‘000 tonnes)	346	298	194	234	344

(a)	Gross value figures are forecasts provided by the Queensland Department of Agriculture and Fisheries, with the exception of the nurseries component of “Other”. This is a Queensland Treasury estimate which is consistent with ABS historical data.
(b)	Taxable wool received by brokers and purchased by dealers from wool producers.

Sources:	ABS 7215.0; ABS 7218.0; Queensland Department of Agriculture and Fisheries Queensland AgTrends April 2016 Update; Australian Sugar Milling Council; Australian Government Department of Agriculture and Water Resources; Australian Crop Report September 2016.

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Other Primary Industries

Forestry and logging

The value of Queensland’s forestry and logging production is forecast to have risen 7.0% to A$260 million in 2016-17. Demand for wood is largely determined by demand for the construction of new dwellings and alterations and additions to existing dwellings.

Fisheries

The value of Queensland’s fisheries production is forecast to have fallen 11.6% to A$334 million in 2016-17. Commercial fishing operations constituted 44% of the fisheries output (in value terms), with the remaining portion sourced from aquaculture and recreational fishing.

Manufacturing

In 2016-17, the manufacturing sector accounted for 6.7% of Queensland’s industry nominal gross value added. Queensland’s share of Australia’s total manufacturing output was 19.4% in 2016-17.

Historically, manufacturing in Queensland was developed to service and process the State’s agricultural and mineral resources. In common with most industrialized nations, the relative importance of manufacturing has declined in Australia in favor of service-based industries over time.

The main sources of sales and services income in the Queensland manufacturing industry in 2015-16 (latest data available) were food and metal product manufacturing. The nominal value of overseas exports of Queensland’s manufactured goods, including processed minerals and metals, totaled A$7.3 billion in 2016-17, down 2.0% from the previous year.

Services

Transport

Queensland has 15 trading ports, most of which are equipped with bulk handling facilities for the major products of their respective regions. In addition, Queensland has two community ports and a number of non-trading ports located at regular intervals from Maryborough in the south-east to Burketown in the north-west. The Queensland railway network encompasses nearly 10,000 kilometers of track, which includes the electric main railroad line and heavy haul lines serving the major coal mines in Central Queensland.

Competition has been introduced into rail freight with the privately owned Pacific National active in Queensland, while the coal and freight components of the previously government owned Queensland Rail (now ‘Aurizon’) have been privatized. Rail freight operators also compete with road haulage companies for Queensland’s freight. Commodities which are moved substantially by rail include coal and minerals. Substantial amounts of containerized freight are hauled by both rail and road.

The Queensland public road network, extending approximately 187,000 kilometers, is constantly being upgraded and extended to maintain its safety and viability.

Queensland has two major and five secondary international airports (including the privately owned Wellcamp Airport in Toowoomba which commenced international passenger flight operations in October 2016), as well as a large network of commercial domestic airports and private airfields. Brisbane Airport is the third busiest in the country behind Sydney and Melbourne.

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Communications

Queensland is served on a state-wide basis by the national postal system and a number of major telecommunications companies. Two-way satellite communications are available in remote areas, providing education and other services to isolated residents. The State has a widespread non-commercial television network principally operated by the Australian Broadcasting Corporation and the Special Broadcasting Service. In addition, three commercial television networks, each with numerous sub-channels, and a community television station operate within the State. Queensland has a widespread cable and satellite pay television service in operation and comprehensive commercial and public radio networks.

Broadband internet services are also available in all major centres across the State. The Federal Government is currently completing the national broadband network (“NBN”), which is expected to be delivered through a ‘multi-technology mix’ network comprising fibre-to-the-premises/basement, fibre-to-the-node, fixed wireless and satellite technologies. The NBN has the objective of providing data download rates of at least 25 megabits per second to all premises nationally, and at least 50 megabits per second for 90% of fixed line premises as soon as possible. As at November 9, 2017, a total of 1,363,000 homes/businesses have been declared as ready for service in Queensland, while a total of 646,000 homes/businesses have had active services installed.

Construction

The Queensland construction industry directly contributed 8.8% to State GVA, while also providing 9.6% of employment in the State during 2016-17.

•	Dwelling investment in Queensland grew 2.4% in 2016-17, following a 16.3% increase in the previous year.

•	Sustained low interest rates and strong investor interest (particularly as Brisbane’s rental yields are higher than those in major southern capitals) have supported dwelling investment in recent years.

•	However, the growing prospect of apartment oversupply in parts of South East Queensland has led to a further tightening in lending standards, especially to investors. This, along with a substantial fall in approvals over the past year suggests dwelling investment will be constrained in 2017-18 and beyond.

•	Non-dwelling construction—which consists of non-residential building (shops, offices, factories, etc.) and engineering construction (mines, ports, roads, etc.)—fell 7.8% in 2016-17.

•	New engineering construction in Queensland fell 7.6%, the third consecutive yearly decline following four years of LNG construction associated growth. With the third and final LNG project completed in late 2016, engineering construction appears to have stabilized. However, with miners cautious about new investment, the current level of committed resource projects in Queensland remains small, consequently, engineering construction activity is expected to remain subdued in 2017-18.

•	With several large projects reaching completion, activity in the non-residential building construction has moderated, with this category falling 4.8% in 2016-17. While conditions in some of the larger sectors such as commercial offices, retail/wholesale trade and health have eased, some of the smaller sectors such as entertainment and accommodation have seen strong growth recently.

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Tourism

Tourism directly accounted for an estimated 3.8% of overall output (gross value added, at basic prices) in the State in 2015-16 (latest estimate available). The success of tourism in Queensland is to a great extent attributable to certain natural advantages such as a favourable climate for vacations and one of the finest arrays of natural attractions in Australia, including the Great Barrier Reef and its islands, hundreds of kilometers of beaches, large wilderness areas, mountain panoramas, national parks, the tropical north, the Darling Downs and the outback.

South of Brisbane is the Gold Coast, Australia’s largest and most popular resort area. The Gold Coast is famous for its 32 kilometres of beaches which provide facilities for surfing, water-skiing, fishing, cruising and a variety of other sporting activities. West of the coast, the rugged rainforest-covered slopes of the MacPherson Range extend the Gold Coast’s appeal to include mountain climbing, bushwalking, horse riding, national parks, waterfalls, and panoramic views.

The Gold Coast’s natural attractions have been supplemented by developments including theme parks, world class golf courses, extensive canal developments and internationally-recognized restaurants and entertainment venues.

The Great Barrier Reef is a major attraction for both domestic and international tourists, and resorts have been developed on islands and centers on the coast. The waters of the Great Barrier Reef offer some of the best fishing in the world, and Cairns has become an international center for big-game fishing, notably for black marlin. The Whitsunday Coast, on the mainland near the Whitsunday group of islands, has developed in the last decade in response to the increasing popularity of the Great Barrier Reef and its islands. The area offers reef and island holidays with daytrips and extended cruises to places of interest.

A total of 2.3 million international tourists (defined as those arriving for holiday or visiting friends and relatives) visited Queensland in 2016-17. In total, they spent 34.7 million nights in the State with an average length of stay of 15.1 nights. The number of international tourists in Queensland rose 5.9% in 2016-17, the fifth consecutive year of growth, following five years of decline.

Traditionally, domestic tourism has been a larger market than international tourism in Queensland, however, the last six years has seen international tourist nights outnumber those from interstate visitors. Tourists from interstate spent a total of 29.8 million nights in Queensland in 2016-17, an increase of 5.7% from the previous year.

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FINANCIAL RELATIONSHIP WITH THE COMMONWEALTH OF AUSTRALIA

Prior to 1927, each state and the Commonwealth undertook borrowings on their own behalf, both domestically and in overseas financial markets. Limitations in the size of the capital markets and the inherent competition between the states and the Commonwealth led to the Financial Agreement in 1927 (the “Financial Agreement”), recognizing that it was in the interests of all to cooperate when borrowing in these markets. This agreement established the Australian Loan Council and the State Government’s Loan Council Program (the “Loan Program”) to determine and coordinate the public borrowings of the Commonwealth and the State Governments.

Until the early 1970s, the Loan Program was the main source of funds for capital expenditure by the states. However, states found it increasingly necessary to rely on borrowing by semi-government authorities to fund capital expenditures. Most states established central borrowing authorities (such as Queensland Treasury Corporation) to co-ordinate the borrowings of semi-government authorities.

The June 1990 Loan Council meeting agreed that the states would progressively take over responsibility for the debt issued by the Commonwealth on their behalf under the Financial Agreement, and that the Financial Agreement would be amended to permit the States to borrow in their own names in domestic and overseas markets.

This debt has now been fully taken over by the states and territories. The Loan Council decision has also meant that from June 30, 1990, there have been no additional allocations of Commonwealth Government securities to the states and territories.

Overall, these arrangements replaced Commonwealth debt to the private sector with state and territory debt; they did not alter the financial position of the public sector as a whole. They did, however, represent a significant structural reform in Commonwealth-state financial relations. They placed full responsibility on the states and territories for the financing and managing of their own debt, thereby subjecting the fiscal and debt management strategies of individual state governments to greater scrutiny by the community and financial markets.

From 1993-94, new Loan Council monitoring and reporting arrangements have applied to the financing activities of Commonwealth and state governments. The major feature of the new Loan Council arrangements is the switch in focus from gross borrowings to an aggregate based on net borrowings as indicated by a jurisdiction’s deficit/surplus, with the latter being a more meaningful indicator of the impact of the public sector on the economy.

Under the Loan Council arrangements, the Commonwealth and each state and territory is responsible for nominating its intended allocation, known as the Loan Council Allocation (“LCA”), and is based on its net borrowings adjusted to reflect certain transactions which may have the characteristics of borrowings but do not constitute formal borrowings (for example, finance and operating leases).

The Loan Council considers the appropriateness of nominated LCAs from two perspectives: firstly, if the aggregate of the nominated LCAs is inconsistent with macroeconomic policy objectives there may need to be some adjustment. Secondly, if the Loan Council has concerns about the fiscal outlook for a jurisdiction, it may require a more comprehensive justification for its proposed LCA or, in some cases, may request the government to modify its fiscal strategy. This should occur only rarely.

The emphasis of the arrangements is on credible budgetary processes, ensuring a high level of public understanding of public sector financing developments and facilitating increased financial market scrutiny, rather than on the Loan Council attempting to enforce rigid compliance with a particular LCA. The arrangements are supported by uniform and more comprehensive arrangements for the reporting of public sector finances. These are designed to meet the needs of the markets for accurate and meaningful information about the level of net borrowings.

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For 2016-17, the Queensland LCA Outcome was a deficit of A$1.018 billion.

State Borrowing Guarantee

On March 25, 2009, the Australian Government announced that it would provide a time-limited, voluntary guarantee over state government borrowings for a fee based on the underlying credit rating of the State. The legislation was passed by the Federal Parliament and received Royal Assent on June 29, 2009, becoming operational on July 24, 2009. Queensland announced on June 16, 2009 that it intended to apply the guarantee to all existing Australian dollar benchmark bond lines which (at that time) had a maturity date between 12 months and 15 years. The Reserve Bank of Australia approved QTC’s application for the Commonwealth Government Guarantee (“CGG”) to be applied to its selected domestic bonds on September 18, 2009 and has issued CGG-eligibility certificates.

On February 7, 2010, the Australian Government announced the withdrawal of its guarantee of new State borrowings undertaken after December 31, 2010. All existing CGG bonds will continue to be guaranteed until maturity or when the bonds are bought back and extinguished by the State.

Since the withdrawal of the CGG, in order to re-establish a State Government Guaranteed (“SGG”) yield curve, QTC has issued SGG bond lines in parallel to the existing CGG lines and also to fill maturity gaps. QTC also continues to offer investors (at its discretion) opportunities to swap some CGG lines for SGG lines.

Commonwealth Grants

Since World War II, the Commonwealth has acted as the sole income taxing authority, and annual general revenue grants have been paid by the Commonwealth to the states. The Commonwealth also has exclusive constitutional power to impose an excise duty, a goods and services tax and a customs duty. The Commonwealth raises no wealth taxes, estate or gift duties. The states impose payroll taxes, stamp duties and land taxes, and local governments impose taxes based on the rateable value of real property.

At the 1985 Premiers’ Conference it was agreed that tax sharing arrangements then in operation should be replaced by financial assistance grants to the states. The Commonwealth Grants Commission continued to make recommendations for the distribution of these general purpose payments based on the principle of horizontal fiscal equalization. This principle requires state governments to receive funding such that, if each made the same effort to raise revenue from its own sources and operated at the same level of efficiency of service delivery, each would have the capacity to provide services and associated infrastructure to the same standard.

Financial assistance grants were paid in addition to grants provided by the Commonwealth to the states for specified purposes or with conditions attached. Although these grants for specific purposes have existed for much of the period since federation, their importance as a form of Commonwealth grant has increased significantly since the 1970s.

Commonwealth-State Relations – the GST

The introduction of a Goods and Services Tax (“GST”), a broad-based consumption tax, was the cornerstone of national tax reform introduced by the Commonwealth Government on July 1, 2000. The reforms included significant changes to Commonwealth-State financial relations. All Australian governments signed an Intergovernmental Agreement on the Reform of Commonwealth-State Financial Relations.

The main features of the Agreement included:

•	the provision to the States of all revenue from the GST. The principle of horizontal fiscal equalization was endorsed as the method for distributing GST revenue amongst the states;

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•	the abolition of financial assistance grants to the states; and

•	the abolition of a number of state taxes. In Queensland’s case, this includes the abolition of nine taxes over time in order to improve the overall efficiency of the national taxation system.

In 2017-18, it is expected that Queensland will receive around A$14.971 billion in GST revenue. Queensland is currently assessed by the Commonwealth Grants Commission as requiring more than an equal per capita share of the GST distribution.

The Intergovernmental Agreement on Federal Financial Relations

On March 26, 2008, the Council of Australian Governments agreed to implement a new framework for federal financial relations. The focus of the new framework was to significantly reduce Commonwealth prescriptions on service delivery by the states, in conjunction with clearer roles and responsibilities and outcomes-based public accountability.

A new agreement—the Intergovernmental Agreement on Federal Financial Relations—commenced on January 1, 2009. The main features of the new framework included:

•	a reduction in the number of specific purpose payments, without reducing the overall level of payments. A large number of these payments were aggregated into five broader streams of funding supported by new national agreements in the areas of healthcare, schools, skills and workforce development, disability services, and housing.

•	a focus on outcomes that improve the well-being of Australians, through improvements in the quality, efficiency and effectiveness of government service delivery, with reduced Commonwealth prescriptions on how the States achieve outcomes or deliver services, and enhanced accountability to the public for outcomes achieved or outputs delivered.

•	greater funding certainty to the States, with the new national agreements to be ongoing with periodic reviews to ensure the maintenance of funding adequacy and the relevance of objectives.

•	the provision of National Partnership payments by the Commonwealth to the States to support the delivery of specified projects and facilitate or reward nationally significant reforms.

•	the continued provision of all GST revenue to the States.

An ongoing task for Queensland and other governments is to ensure the original intent of the framework is maintained, given the different and competing priorities sometimes facing state, Territory and Australian Governments.

In 2015-16, general revenue assistance, made up of GST revenue, represented 24.8% of Queensland Government revenue, while payments for specific purposes represented 17.7% and grants for on-passing to other entities represented a further 5.5% of Queensland Government revenue.

National Health reform

The National Health Reform Agreement (“NHRA”) ) commenced on July 1, 2012. Under this arrangement, Queensland is expected to receive A$4.127 billion in 2017-18 (A$17.951 billion over four years to 2020-21). In 2015-16 and 2016-17, growth funding from the Australian Government will be based on 45% of the efficient cost of additional hospital activity.

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Under the NHRA, growth in funding from the Australian Government was based on 45% of the efficient costs of additional hospital activity, increasing to 50% in 2017-18. In the 2014-15 Commonwealth Budget, the Australian Government revised the indexation arrangement with funding from 2017-18 to be tied to a combination of the CPI and population growth.

However, at the April 2016 Council of Australian Governments meeting, the Australian Government and the states signed a Heads of Agreement for interim funding for public hospitals from July 1, 2017, to June 30, 2020, ahead of consideration of longer-term arrangements. This will see the continuation of the link between Australian Government funding and activity levels. Under the terms of the agreement, the Australian Government will fund 45% of the efficient growth, up to a contribution growth cap of 6.5% per annum. For block funded services, the Australian Government will fund 45% of the efficient growth.

National Disability Insurance Scheme (the “NDIS”)

The state-wide three-year transition to the NDIS commenced on July 1, 2016 (in accordance with the bilateral agreement between the Queensland and Australian Governments), with full implementation by July 1, 2019. Eligible people with a disability will transition to the NDIS at different times, depending on where they live in Queensland.

The Australian Government’s significant reforms to disability services will impact the National Disability Specific Purpose Payment (the “NDSPP”) to Queensland in future years. From July 1, 2019, the Australian Government will no longer provide Intergovernmental payments to Queensland relating to Specialist Disability Services (including the NDSPP). Further, the states and territories are currently negotiating with the Australian Government on a National Partnership Agreement for access to the DisabilityCare Australia Fund.

From 2019-20, the Australian and Queensland Government contributions to the NDIS will be A$2.140 billion and A$2.035 billion, respectively.

Students First – A fairer funding agreement for schools

Australian Government funding under Students First for Queensland Government schools will be A$1.480 billion in 2016-17 (A$6.359 billion over four years to 2019-20). Non-government schools funding will be A$2.171 billion in 2016-17 (A$9.304 billion over four years to 2019-20).

In the 2014-15 Commonwealth Budget, the Australian Government announced that from the 2018 school year onwards, the Students First funding will be indexed to CPI with an allowance for school enrollment numbers.

In the 2016–17 Commonwealth Budget, the Australian Government announced additional funding of A$1.2 billion nationally over four financial years from 2017–18, to provide further funding support for government and non–government schools for the 2018 to 2020 school calendar years. Schools funding, which will grow by 3.56% each year with an allowance for changes in enrollments, will be contingent on reform efforts by the states and the non–government schools sector to improve education outcomes. The Students First funding in the 2016–17 Commonwealth Budget also included additional funding over two years (from 2016–17) for school students with disabilities.

2017 Commonwealth Grants Commission (“CGC”) Report on GST Revenue Sharing Relativities

In March 2017, the CGC released the results of the CGC’s Report on GST Revenue Sharing Relativities – 2017 Update (the “2017 CGC Update Report”) which considered changes in state circumstances to determine the distribution of GST. The 2017 CGC Update Report recommended an increase in Queensland’s share of GST revenue, with an underlying impact of A$191 million in 2017-18. The 2017 CGC Update Report outcome encompasses the impact of methodology changes on states’ GST shares, as well as the impact of changes to states’ circumstances and revisions to the data used in the CGC’s assessments.

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Increases to Queensland’s GST share duly recognize the impact of factors beyond the State’s control on its fiscal capacity, including high Natural Disaster Relief and Recovery Arrangements expenditure (net of contributions from the Australian Government) as well as relatively weaker land values compared to other states. As the CGC’s assessments are lagged by two years, these factors affect GST shares in 2017-18. These gains were partially offset by the CGC’s assessment of the State’s below average wage expenses and cost of providing public transport.

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QUEENSLAND GOVERNMENT FINANCES

State Budgetary Strategy

The Budget for each fiscal year is normally presented by the Treasurer to the Legislative Assembly in June prior to the commencement of the fiscal year, and incorporates details of estimated actual revenue and expenditures in the current fiscal year and budgeted revenue and the expenditure of moneys in the next and following three fiscal years. Approval for the raising of revenue is provided under various existing acts of Parliament while Parliament approves of expenditure via the Appropriation Acts (the “Appropriation Acts”) on a yearly basis.

With the Budget generally presented to Parliament in June, the Appropriation Acts are passed by Parliament around August/September after the Budget Estimates hearings. The Appropriation Acts approve expenditure for the upcoming financial year (i.e., the Budget year). These Appropriation Acts also approve an aggregate amount of expenditure sufficient to provide for the normal services of Government for the first few months of the next succeeding financial year, until the Appropriation Bill receives Royal Assent. There is one Appropriation Act for the Legislative Assembly and one for all other agencies.

2015-16 State Budget and Mid Year Fiscal and Economic Review (each such annual review, the “MYFER”)

The 2015-16 State Budget was the first budget handed down by the Palaszczuk Government and was focused on:

•	the Government’s election commitments, with key measures to revitalize the State’s economy and frontline service delivery;

•	an integrated program of initiatives aimed at enhancing business productivity and efficiency, improving skills and training, regional growth and fostering innovation (Working Queensland);

•	significant reductions in General Government debt, without selling government–owned corporations, increasing taxes or cutting services; and

•	revised fiscal principles.

Excluding Natural Disaster Relief and Recover Arrangements payments, the 2015-16 Budget estimated revenues growing at an average rate of 4.3% per annum over the forward estimates, compared to an average 4.1% growth in operating expenses. A net operating balance was forecasted to result in a surplus of A$1,213 million in 2015-16.

The 2015-16 Budget outlined the Government’s Debt Action Plan, which was extended in the MYFER.

Following a review of possible merger options for the government-owned energy network, generation and retail businesses, the MYFER outlined a decision to merge Energex and Ergon Energy to streamline operations and be better positioned to meet the challenges of a rapidly changing energy market. A program of efficiency savings will be applied to the electricity generators. Total savings from 2015-16 to 2019-20 from efficiencies and merger are estimated at A$680 million.

2016-17 State Budget and MYFER

The 2016-17 State Budget was handed down in June 2016 and was focused on:

•	Innovation, investment and infrastructure as the necessary elements of job creation and to advance the Queensland economy to a more diversified and robust base. This includes measures such as a A$405 million Advance Queensland package, a A$100 million Regional Back to Work package and a A$2 billion State Infrastructure Fund;

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•	Supporting rural and regional communities particularly affected by a transitioning economy through support measures such as the Rural Assistance Package, extensions to the Building our Regions Program and drought assistance measures; and

•	Providing for further debt reduction and, at the same time, targeting initiatives to boost productivity through infrastructure investment, including the A$2 billion State Infrastructure Fund.

The 2016-17 Budget outlined that operating expenses were forecast to grow at a sustainable rate, averaging 2.9% per annum over the four years to 2019-20; less than the forecast rate of revenue growth of 3.2% per annum over the same period. A net operating balance was forecasted to result in a surplus of A$867 million in 2016-17.

The 2016-17 MYFER represented the first time the Budget forecast has been revised up at MYFER since 2011-12, with stronger than expected revenues and lower depreciation resulting in an actual surplus of A$970 million, as set out in the 2015-16 Report on State Finances. Further, a temporary surge in coal prices is providing additional support to the Budget position in the near term, with royalties contributing to a projected net operating surplus of just over A$2 billion in 2016-17.

2017-18 Budget and MYFER

The 2017-18 State Budget was handed down in June 2017 and was focused on supporting continued growth and creating jobs for Queensland, while enabling the State’s $300 billion economy to transition to be more innovative, diverse and productive.

The 2017-18 Budget outlined that operating expenses were forecast to grow at a sustainable rate, averaging 3.2% per annum over the five years to 2020-21; slightly higher than the forecast rate of revenue growth of 3.0% per annum over the same period.

Despite this, net operating balances were forecast to be in surplus every year in the 2017-18 Budget, with a A$2.82 billion surplus in 2016-17 and average surpluses of A$344 million from 2017-18 to 2020-21.

The 2017-18 MYFER was released on December 18, 2017 and was the first economic and financial update of the re-elected Palaszczuk Government. The 2017-18 MYFER confirms that the Government will deliver all of its election commitments, and maintains the strong focus on jobs, while also achieving increased surpluses and lower debt levels.

Over the five years to 2020-21, revenue is estimated to grow by an average of 3.2% per annum compared with 3.0% forecast in the 2017-18 Budget, largely due to increases in royalty and taxation revenues. Over the same period, growth in expenses is expected to be 3.3% compared to 3.2% expected in the 2017-18 Budget.

Debt Action Plan

The Debt Action Plan was announced in the 2015-16 Budget, outlining the following measures to achieve the desired General Government debt reduction over the forward estimates:

•	revising the capital structure of the Government’s energy network businesses (Ergon Energy, Energex and Powerlink) to adopt a more competitive gearing ratio, aligned with industry peers;

•	funding long service leave on an emergent basis rather than on an accrual basis; and

•	temporarily suspending investment of defined benefit superannuation contributions, while maintaining a fully funded status.

In the 2015-16 MYFER, the Debt Action Plan was extended to incorporate changes to the capital structure of the Government’s non-network businesses, including regearing of Gladstone Ports Corporation, North Queensland Bulk Ports Limited and SunWater Limited, a return of equity from Stanwell Corporation Limited and moving the dividend payout ratio for all government-owned corporations to 100% (excluding CS Energy Limited).

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The 2016-17 Budget provided for further debt reduction, and at the same time targeted initiatives to boost productivity through infrastructure investment, including the A$2 billion State Infrastructure Fund. In light of the strong financial position of the defined benefit superannuation scheme, the Government decided to repatriate A$4 billion from the previous over-contribution to the scheme by the Government. These active balance sheet management strategies have played a key role in ensuring that borrowings in 2017-18 are projected to be A$11 billion lower than the estimate at the time of the 2014-15 Budget.

In the 2017-18 Budget, additional initiatives were announced to reduce debt levels, including: a A$500 million reallocation from the Queensland Government Insurance Fund (“QGIF”) assets and a A$500 million repatriation from QTC from their past surpluses.

QGIF is in a strong financial position, with investments held exceeding the provisioning for claims. As a result, $500 million will be drawn from the QGIF surplus to assist in funding the Government’s response to Severe Tropical Cyclone Debbie. On current estimates, this will still leave a substantial surplus in QGIF to respond to future claims.

Fiscal Principles

The Financial Accountability Act 2009 requires the Treasurer to prepare and table in the Legislative Assembly a Charter of Fiscal Responsibility. The Charter sets the Government’s fiscal objectives and the fiscal principles that support those objectives.

The Treasurer must report regularly to the Legislative Assembly on progress the Government has made against the priorities stated in the Charter. This report is published each year in the Budget papers and MYFER.

In its first Budget, the Palaszczuk Government set out five fiscal principles for the responsible and measured management of the State’s finances. Following consideration of the Review of State Finance, prepared by Queensland Treasury, the Government refined the principles that relate to General Government Sector debt and the size of the net operating surplus. As a result, the following six fiscal principles provided the framework for the 2016-17 Budget, including a new principle adopted in the 2016-17 Budget to manage the rate of growth in the number of public servants:

•	Principle 1 – Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government Sector (“GGS”) debt to revenue ratio;

•	Principle 2 – Target net operating surpluses that ensure any new capital investment in the GGS is funded primarily through recurrent revenues rather than borrowing;

•	Principle 3 – The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging;

•	Principle 4 – Maintain competitive taxation by ensuring that GGS own-source revenue remains at or below 8.5% of nominal gross state product, on average, across the forward estimates;

•	Principle 5 – Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice; and

•	Principle 6 – Maintain a sustainable public service by ensuring overall growth in full-time equivalent employees, on average over the forward estimates, does not exceed population growth.

As outlined in the 2017-18 Budget, significant progress has been made towards the achievement of the Government’s fiscal principles.

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The Fiscal Principles of the Queensland Government

Principle	Indicator
	General Government debt to revenue ratio
		2017-18 Budget per cent	2017-18 MYFER per cent

Target ongoing reductions in Queensland’s relative debt burden, as measured by the General Government debt to revenue ratio	2016-17	60	59
	2017-18	60	58
	2018-19	65	60
	2019-20	67	63
	2020-21	70	66

	General Government net operating cashflows as a proportion of net investments in non-financial assets
		2017-18 Budget per cent	2017-18 MYFER per cent

Target net operating surpluses that ensure any new capital investment in the General Government Sector is funded primarily through recurrent revenues rather than borrowing	2016-17	126	133
	2017-18	59	69
	2018-19	48	49
	2019-20	47	40
	2020-21	55	53

	General Government purchases of non-financial assets
		2017-18 Budget (A$ million)	2017-18 MYFER (A$ million)
The capital program will be managed to ensure a consistent flow of works to support jobs and the economy and reduce the risk of backlogs emerging	2016-17	4,416	4,634
	2017-18	5,123	4,965
	2018-19	6,471	6,626
	2019-20	7,015	7,486
	2020-21	6,462	6,910

	General Government own-source revenue to GSP

Maintain competitive taxation by ensuring that General Government sector own–source revenue remains at or below 8.5% as a proportion of nominal gross state product, on average, across the forward estimates

	2017-18 Budget 2017-18 MYFER:		7.7 8.3	% %
	Average across forward estimates:		8.0%

Target full funding of long term liabilities such as superannuation and WorkCover in accordance with actuarial advice	As at the last actuarial review (as at June 2016), accruing superannuation liabilities were fully funded. The WorkCover scheme was also fully funded as at June 30, 2017.
Maintain a sustainable public service by ensuring that overall growth in full-time equivalent (“FTE”) employees, on average over the forward estimates, does not exceed population growth	FTE growth
	Average across forward estimates:		1.7%
	Population growth
	Average across forward estimates:		1.75%

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Table 1

Key Financial Aggregates

(UPF Basis)

	2013-14 Actual	2014-15 Actual	2015-16 Actual	2016-17 Actual
	A$ million
General Government Sector:
Revenue	46,705	49,970	50,780	56,194
Expenses	46,217	49,551	50,112	53,373

Net operating balance	488	420	668	2,821
Purchases of non-financial assets	6,323	4,635	4,044	4,634
Fiscal balance	-2,599	-572	-497	536

Public Non-Financial Corporations Sector:
Revenue	11,256	11,420	11,864	14,644
Expenses	10,236	9,970	10,264	12,229

Net operating balance	1,019	1,629	1,601	2,415
Purchases of non-financial assets	2,991	3,173	2,773	2,708
Fiscal balance	188	848	1,179	2,088

Non-Financial Public:
Revenue	53,502	56,178	57,393	64,840
Expenses	53,367	55,860	56,821	61,251

Net operating balance	135	318	572	3,589
Purchases of non-financial assets	9,313	7,811	6,852	7,305
Fiscal balance	-3,782	-1,458	-1,055	1,013

Operating Statement

2015-16 Outcome

On a Uniform Presentation Framework (UPF) basis, the General Government sector recorded an operating surplus of A$2.821 billion in 2016-17, which is an improvement on the restated surplus of A$668 million in 2015-16. The fiscal balance improved from a deficit of A$497 million in 2015-16 to a surplus of A$536 million in 2016-17, the first since 2004-05. The improvement in the General Government fiscal deficit was mainly due to larger net operating surpluses driven by increased royalty revenue following a surge in coal prices in the second half of 2016-17.

Based on actual results, General Government expenses increased by A$3,261 million (6.5%) in 2016-17. Total expenses were A$237 million lower than the 2016-17 estimated actual in the 2017-18 Budget, mainly due to decreases in other operating expenses.

Revenue

Meanwhile, revenues grew 10.7% (or A$5,414 million) in 2016-17, after increasing only 1.6% in 2015-16 due to higher grants, royalty and taxation revenue.

Commonwealth grants are the principal form of revenue for the State, accounting for almost half of budgeted General Government revenue, with taxes contributing around a quarter. Commonwealth and other grants increased by A$3,643 million in 2016-17, mainly reflecting higher GST revenue and specific purpose payments from the Commonwealth, mainly for health and education services.

Increased taxation revenue in 2016-17 compared to 2015-16 (A$372 million) were largely explained by an elevated level of transfer duty on large business transactions in 2016-17.

Royalty revenue was A$1.8 billion higher in 2016-17 than in 2015-16, with increased coal royalties following a temporary surge in prices in the last few months of 2016, and again following Severe Tropical Cyclone Debbie.

Expenses

In UPF terms, General Government expenses increased A$3,261 million in 2016-17. The increases are in the areas of Health and Education, reflecting the Government’s commitment to revitalizing frontline services.

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Other operating expenses were A$771 million more than 2015-16 for the GGS (including funding for civil litigation for victims of sexual abuse, health and maintenance and other public works, including for Severe Tropical Cyclone Debbie) and were A$1.896 billion higher for the Total State Sector (“TSS”). The increase for the TSS is mainly related to expenditure for electricity generation and the commencement of the National Injury Insurance Scheme in Queensland.

Depreciation costs increased by A$147 million to A$3.068 billion for the GGS mainly due to the reassessment of the remaining useful lives of road infrastructure.

Grant expenses increased A$1.727 billion in the GGS from 2015-16 mainly reflecting the Government’s electricity affordability package which assumes the obligation for the Solar Bonus Scheme from 2017-18 to 2019-20, as well as the on-passing of Commonwealth Financial Assistance Grants to local governments which were paid in advance in 2016-17.

Purchases of non-financial assets and borrowings

Table 2 below provides data on the State’s purchases of non-financial assets and borrowings.

Table 2

Borrowings

(UPF Basis)

	2013-14 Actual	2014-15 Actual	2015-16 Actual	2016-17 Actual
	(A$ million)
Purchases of Non-Financial Assets:
General Government sector	6,323	4,635	4,044	4,634
Public non-financial corporations sector	2,991	3,173	2,773	2,708
Non-financial public sector[1]	9,313	7,811	6,852	7,305

Borrowings:
General Government sector	41,369	43,105	35,486	33,260
Public non-financial corporations sector	31,268	32,128	37,436	38,644
Non-financial public sector	72,637	75,233	72,922	71,904

Notes:

(1)	Under present Loan Council UPF arrangements, budget and forward estimate data are not required for Public Financial Corporations, due to the difficulties in preparing robust projections of activity. No capital expenditure is assumed for this sector.

The net worth, or equity, of the State is the amount by which the State’s assets exceed its liabilities. This is the value of the investment held on behalf of the people of Queensland by public sector instrumentalities.

Net worth of the General Government sector for 2016-17 increased by A$6,837 million to A$194,936 million as at June 30, 2017.

Borrowings in the General Government sector were A$33,260 million at June 30, 2017, A$2,226 million less than in 2015-16. This is below the estimated actual of A$33,937 million and A$4,515 million lower than the 2016-17 Budget.

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The decrease in gross borrowings is mainly due to improved operating cash flows (predominantly due to higher royalty revenue) and lower than expected capital outlays.

Capital Program

On a UPF basis, the General Government’s purchases of non-financial assets (i.e., capital expenditure) in 2016-17 was A$4,634 million, A$589 million more than occurred in 2015-16. This is A$576 million less than in the 2016-17 MYFER that estimated A$5,210 million to be spent on purchases of non-financial assets in 2016-17.

The increase relative to 2015-16 is largely attributable to expenditure associated with transport and health infrastructure. On a per capita basis, Queensland continues to invest in new infrastructure at levels that are consistent with other jurisdictions’ per capita purchases of non-financial assets.

Forward Estimates

Table 3 below provides a summary of the State’s Forward Estimates on a UPF basis.

The General Government sector net operating surplus of A$2,821 million in 2016-17 is the largest operating surplus since 2006-07. This is considerably higher than the 2016-17 Budget estimate for 2016-17 of A$867 million due to significant increases in royalty revenues following a temporary spike in coal prices in late 2016.

Despite the 2017-18 MYFER forecast for revenues being higher than in the 2017-18 Budget, expenditures are also higher resulting in the forecast surpluses over the forward estimates only being slightly higher. The forecast operating results over the forward estimates maintains the Government’s fiscal principle of delivering substantial operating surpluses in each year of the forward estimates to support the General Government sector capital program being primarily funded from recurrent revenues, rather than borrowings.

General Government expenses are forecast in the 2017-18 MYFER to grow by an average of 3.3% per annum across the forward estimates to 2020-21.

Table 3

Key Financial Aggregates Forecasts (Summary) – 2017-18 MYFER

	2017-18 Forecast	2018-19 Projected	2019-20 Projected	2020-21 Projected
	A$ millions
General Government Sector:
Revenue	56,464	56,246	57,746	59,346
Expenses	55,980	56,081	57,439	58,816

Net operating balance	485	165	307	531
Purchases of non-financial assets	4,965	6,626	7,486	6,910
Fiscal balance	-1,681	-4,249	-3,541	-2,742

Public Non-Financial Corporations Sector:
Revenue	12,531	12,092	12,483	12,714
Expenses	11,040	10,910	11,195	11,474

Net operating balance	1,491	1,181	1,288	1,240
Purchases of non-financial assets	2,974	3,192	3,052	2,983
Fiscal balance	1,052	618	960	1,009

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Non-Financial Public Sector:
Revenue	64,094	63,766	65,398	67,327
Expenses	63,604	63,630	65,063	66,681

Net operating balance	490	136	336	646
Purchases of non-financial assets	7,938	9,819	10,538	9,893
Fiscal balance	-2,114	-4,842	-3,840	-2,857

Table 4 below provides data on the latest forecasts and projections of the State’s purchases of non-financial assets and borrowings.

Table 4

Borrowings

(UPF Basis)

	2017-18 Forecast	2018-19 Forecast	2019-20 Forecast	2020-21 Forecast
	A$ millions
Purchases of non-financial assets:
General Government sector	4,965	6,626	7,486	6,910
Public non-financial corporations sector	2,974	3,192	3,052	2,983
Non-financial public sector	7,938	9,819	10,538	9,893

Borrowings:
General Government sector	32,502	33,912	36,629	39,390
Public non-financial corporations sector	38,720	40,313	40,695	41,453
Non-financial public sector	71,222	74,225	77,324	80,843

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